GOFISH CORPORATION
706 Mission Street, 10th Floor
San Francisco, CA 94103

October 8, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Ms. Julie Bell, Staff Attorney

Re:	GoFish Corporation
Registration Statement on Form S-1
File No. 333-152921
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, GoFish Corporation, a Nevada corporation (the “Registrant”), hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 9:00a.m., New York City time, on Monday, October 13, 2008, or as soon as practicable thereafter.

In connection with the Registrant’s request for acceleration contemplated hereby, the Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GOFISH CORPORATION

By:	/s/ Tabreez Verjee
Tabreez Verjee
President